UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Critical Metals Corp.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

c/o Maples Corporate Services (BVI) Limited

Kingston Chambers, PO Box 173, Road Town

Tortola, British Virgin Islands

(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Explanatory Note

Critical Metals Corp. (the “Company”) is filing this Amendment No. 1 on Form 6-K (this “Amendment” or “Form 6-K/A”) to amend the Report on Form 6-K originally filed by the Company with the Securities and Exchange Commission (the “SEC”) on March 19, 2025 (the “Original Report”). Specifically, this Amendment (i) amends and restates its management’s discussion and analysis of financial conditions and results of operations for the six months ended December 31, 2024 and 2023 (the “Affected Interim Periods”) filed as Exhibit 99.1 to the Original Report, and (ii) amends and restates the Company’s previously issued unaudited condensed consolidated interim financial statements for the Affected Interim Periods filed as Exhibit 99.2 to the Original Report. The amended and restated management’s discussion and analysis of financial conditions and results of operations and unaudited condensed consolidated financial statements sections for the Affected Interim Periods are included as Exhibit 99.1 and 99.2, respectively, to this Form 6-K/A.

The Company has restated certain information presented in its annual report on Form 20-F for the years ended June 30, 2024 and June 30, 2023 (the “Restated Financial Statements”) and made certain other changes to reflect the Restated Financial Statements, the effects of the Restated Financial Statements and related matters on Form 20-F/A filed with the SEC on October 3, 2025 (the “20-F/A”).

Investors and other readers should rely only on the financial information and other related disclosures regarding the six months ended December 31, 2024 and December 31, 2023 contained in this Form 6-K/A and should not rely on the Original Report nor any previously issued or filed reports, press releases, presentations or similar communications containing financial information or other related disclosures from the Original Report.

Restatement Background

As previously reported in the Company’s 20-F/A, the Company’s management, in consultation with the Audit Committee of the Board of Directors (the “Audit Committee”), concluded that the Company’s previously issued audited financial statements included within its annual reports on Form 20-F for the years ended June 30, 2024 and June 30, 2023 (the “Audited Affected Financials”) and the unaudited condensed consolidated interim financial statements included within the Original Report for the interim period ended on December 31, 2024 (the “Unaudited Affected Financials” and together with the Audited Affected Financials, the “Affected Financials”) contain errors. The Audit Committee, based on the recommendation of, and after consultation with, the Company’s management, further concluded that the Affected Financials should no longer be relied upon.

The Company has restated the Audited Affected Financials with the 20-F/A, and is filing this Amendment now to restate the unaudited interim financial information for the six-month periods ended June 30, 2024 and 2023 included in the Original Report.

The primary reason for the previous restatement relates to the Company’s valuation of certain of its outstanding warrants issued to Polar as of the date of the merger on February, 27, 2024 and to Empery on June 17, 2024, and, as of June 30, 2024 and December 31, 2024, used the observable trading price of the Company as of these dates for input in the model.

Refer to Note 2 - Restatement of Previously Issued Consolidated Financial Statements beginning on page 7 of Exhibit 99.2 to this Form 6-K/A for additional information.

Other than the restatement items listed above or discussed in Note 2 - Restatement of Previously Issued Consolidated Financial Statements, management has not incorporated retroactive changes for any disclosure updates that were included in filings subsequent to the submission of the Original Report on March 19, 2025.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended December 31, 2024 and 2023
99.2	Unaudited Consolidated Interim Financial Statements for the Six Months Ended December 31, 2024 and 2023, and as of December 31, 2024 and June 30, 2024.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Critical Metals Corp.

By:	/s/ Tony Sage
Name:	Tony Sage
Title:	Chief Executive Officer and Executive Chairman

Date: October 3, 2025

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